UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                             Crown Laboratories Inc.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    228392304
                                    ---------
                                 (CUSIP Number)

                             RNC Capital Management
                                 Nicanor Mamaril
                        11601 Wilshire Blvd., 25th Floor
                          Los Angeles, California 90025
                                 (310)477-6543
                          -----------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 10, 1997
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a-reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

   -------------------                                -----------------------
   CUSIP NO. 228392304                                Page ____ of ____ Pages
   -------------------                                -----------------------
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1 NAME OF REPORTING PERSON S.S. OR I.R. S. IDENTIFICATION NO. OF ABOVE PERSON Ralph Engelstad, 3535 Las Vegas Blvd. S., Las Vegas, NV 89109 (55####-##-####)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS *
        Private Funds
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [  ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
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NUMBER OF           7        SOLE VOTING POWER
SHARES                            1,916,571 shares
                    ------------------------------------------------------------
BENEFICIALLY        8        SHARED VOTING POWER
OWNED BY                          N/A
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EACH                9        SOLE DISPOSITIVE POWER
REPORTING                         N/A
                    ------------------------------------------------------------
PERSON              10       SHARED DISPOSITIVE POWER
WITH                              N/A
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,916,571 shares
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)
          EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------

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13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         9.55%
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14                  TYPE OF REPORTING PERSON*
                         IN
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Item 1. Security and Issuer

     This filing relates to the Common Stock of Crown Laboratories, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 6780 Caballo Street Las Vegas, NV 89199.

Item 2. Identity and Background

     (a) - (f)     This statement is being filed by Ralph Engelstad.

                   The principal business address is 3535 Las Vegas Blvd. S., Las Vegas, Nevada 89109. Mr. Engelstad is a private investors.

                   During the last five years, Mr.Engelstad has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have they been, except as noted below, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Engelstad is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

        Common Stock of the Issuer purchased by individual private funds.

Item 4. Purpose of Transaction

        The Shares had been acquired for investment purposes.

                   Mr. Engelstad does not have any present plans or proposals which may relate to or would result in:

                   (a)  The   acquisition   or  disposition  of  any  additional
securities of the Issuer by any person;

                   (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                   (c) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

                   (d) Any material change in the present capitalization or dividend policy of the Issuer;

                   (e) Any other material change in the Issuer's business or corporate structure;

                   (f) Changes in the Issuer's charger, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                   (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                   (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                   (i) Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer
                                                                      Power to
                                           Power to Vote               Dispose
                                   ----------------------------     ------------
             No. of Shares         Percentage
             Beneficially Owned    of Class      Sole    Shared     Sole  Shared
             ------------------    ----------    ----    ------     ----  ------
Engelstad    1,916,571             9.55%         -       0          -     0
Transaction

     (c) There have been no transactions effected by Mr. Engelstad during the last sixty days.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       Mr. Engelstad does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

     None.



     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     DATE:    December   , 1997



     /s/ Ralph Engelstad
     ---------------------------------
     SIGNATURE


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     SIGNATURE